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Exhibit 99.16

ITU-T G.722.1 7 KHz
Encoder/Decoder 24.32Kbit/s
Siren Decoder 7Khz 16 Kbit/s

SIREN WIDEBAND AUDIO CODEC LICENSE AGREEMENT

This Siren Wideband Audio Codec License Agreement ("Agreement") is entered into by and among PictureTel Technology Corp., a Delaware corporation having its principal office 205 Ravendale Drive, Mt. View, CA 94043, PictureTel Corporation, a Delaware corporation having its principal office at 100 Minuteman Road, Andover, MA 01810 (collectively, "PictureTel," unless otherwise expressly noted) and Polycom, Inc., a Delaware corporation having its principal office at 1565 Barber Lane, Milpitas, California 95035 ("Licensee").

PictureTel Corporation is in the business of designing, manufacturing, branding, marketing and licensing hardware and software related to the visual and audio communications industry.

PictureTel Technology Corp. is in the business of licensing to third parties certain software and technology which it owns or has the right to license.

PictureTel holds essential patents or right to license essential patents and related software relating to G.722.1 Recommendation of the ITU-T and its proprietary extension at 16 Kbits/s: and

Licensee desires to obtain a license for certain products which conform to and operate in compliance with the G.722.1 Recommendation of the ITU-T and a license for the proprietary decoder extension operating at 16Kbit/s, and PictureTel is willing to grant to Licensee such a license upon the terms and conditions hereinafter set forth.

In consideration of the premises and mutual covenants contained herein, the parties agree as follows:

1. Definitions,

1.1
"Licensee" means the corporation indicated in the first paragraph of this Agreement and any subsidiary thereof of more than 50% of whose ordinary outstanding voting shares are, now or hereafter, owned or controlled by such corporation, but only so long as such control exists.

1.2
"Licensed Patents" means all claims for inventions in patents described in the Exhibit A including all reissue, continuation and divisional applications thereof and all patents issuing therefrom.

1.3
"G.722.1" means the issued Recommendation of the International Telecommunications Union Recommendation ITU-T G.722.1, for 7 KHz wideband audio speech coding, or any successor or additional standard or revisions duly approved by the ITU-T or other recognized international standards body specification that adopt the same compression algorithms AS IS, which at the effective date of this Agreement, specifies operating at both 24 Kbit/s, and 32 Kbit/s rates provided the wideband audio coding standard remains AS IS.

1.4
"Licensed Product" means each device or an apparatus or copy of a software program conforming with the ITU-T G.722.1 and Siren Decoder wideband audio codec standard AS IS, developed, manufactured and/or sold, leased, licensed or otherwise disposed of by Licensee but under license granted by Licensor to Licensee under the present Agreement, as stipulated hereunder in section 2. License.

1.5
"AS IS" means with respect to G.722.1 and Siren Decoder and to the Software, that no modification of the bit allocation in the bitstream, frame size or sampling frequency of the G.722.1 and Siren Decoder or of the Software has been made.

1.6
"Software" means the C ANSI fixed-point program implementing the G.722.1 and Siren Decoder or any floating-point program implementing the G.722.1 or Siren Decoder in compliance with the ITU verification procedures with regards to the ITU floating-point G.722.1 reference codec.

1.7
"Siren Decoder" means the decoder algorithm of PictureTel's proprietary extension of the G.722.1 Recommendation which operates at 16 Kbits/s and specifically does not include the Siren encoder operating at 16 Kbit/s unless expressly provided for in this Agreement.

2. License.

2.1
Effective upon PictureTel's receipt of the payment specified in Exhibit A. III and subject to the terms and conditions of this Agreement, PictureTel Technology Corp. hereby grants to Licensee a personal, non-exclusive, nontransferable worldwide license under the Licensed Patents and Software to design, create derivative works, make, have made, use, sell, offer to sell, import, and otherwise dispose of Licensed Products under those claims of the Licensed Patents that are infringed by the Licensed Product subject to the terms and conditions set forth in this Agreement solely to the minimum extent that is necessary for Licensee to exercise its rights to make a Licensed Product. Licensee shall not have the right to sub-license the Licensed Patents without Licensee's Licensed Product under this Agreement.

2.2
If Licensee conceives or reduces to practice a discovery, improvement, and/or invention which relates to the subject matter disclosed or claimed in the Licensed Patents and if the enforcement of Licensee's rights in such discovery, improvement, and/or invention would block the rights to be granted by PictureTel to third party licenses of the Licensed Patents, Licensee shall give prompt written notice thereof to PictureTel upon the granting of a patent for such discovery, improvement and/or invention and Licensee grants, effective upon the grant date of such patent, to Licensor and any party holding any right in the Licensed Patents a worldwide, non-exclusive, royalty-free perpetual license to design, make, have made, use, sell, offer to sell, import, and otherwise dispose of products, and the right to grant sublicenses to design, make, have made, use, sell, offer to sell, import, and otherwise dispose of products under any such patent or patents or other rights which may be granted to Licensee with respect to such discovery, improvement and/or invention.

2.3
Licensee shall mark every Licensed Product with a proper statutory patent notice as required by the patent laws of the licensed country. Such patent notice shall be placed on the Licensed Product itself, or on the Licensed Product's packaging, if from the character of the Licensed Product a patent notice cannot be placed on the Licensed Product.

3. Title.

Title to, ownership of, and all applicable rights in patents, copyrights, trade secrets, trademarks, trade names, inventions, and know-how in the Software and any copy or portion thereof shall not transfer to Licensee or any end user, and shall remain in PictureTel or its licensors. All use of PictureTel's trademarks or brand names shall inure to the benefit of PictureTel. The use by Licensee of any of these property rights is authorized only for the purposes herein set forth, and upon termination of this Agreement for any reason, such authorization shall cease.

4. Royalties and Reports.

4.1
Licensee shall pay to PictureTel the license fees and/or royalties as specified on Exhibit A, for Licensed Product made, used, or sold, leased, licensed or otherwise disposed of by or on behalf of Licensee which contains a copy of all or part the Software net of any returns. The Licensed Initiation Fee and Minimum Annual Royalty shall be paid to PictureTel upon execution of this Agreement.

4.2
Within 30 days following the end of each calendar quarter, Licensee shall pay and report to PictureTel the number of Licensed Products distributed during such quarter less any returns during the applicable quarter. A check for the amount of aggregate royalties owed shall accompany the report. Any amount not paid when due will be subject to a charge of 1 1/2% per month, or the maximum rate allowed by law, whichever is less, on the overdue balance until paid. Reports shall be sent to: PictureTel Technology Corp., 100 Minuteman Road, Andover, MA 01810, Attn: Vice President, Strategic Initiatives. Payment shall be sent to the address specified in Exhibit A.

4.3
Licensee's royalty payments are payable in full to PictureTel without deduction and are net of taxes (including any withholding tax) and customs duties. In addition to royalty payments, Licensee shall be responsible for the payment of all taxes on the sale of Licensed Products and on the payment of royalties to PictureTel, if any (including without limitation, sales withholding, value-added and similar taxes), except for taxes based on PictureTel's net income. Licensee agrees to pay such taxes, unless Licensee has presented PictureTel with a valid certificate which exempts Licensee from such tax payment.

4.4
Licensee shall be responsible, at its own expense, for obtaining all necessary import and export permits and certificates and for the payment of any and all taxes and duties imposed on the delivery of the Software and Licensed Products.

4.5
Licensee shall keep accurate records of all operations affecting royalty payments hereunder, and shall permit an independent public accountant designated by PictureTel, upon reasonable notice at a frequency not to exceed once per calendar year, to inspect all such records and to make copies or extracts from such records throughout the term of this Agreement and for a period of two years thereafter. PictureTel acknowledges that such records constitute confidential information of Licensee and access to, and copying of, such records shall be subject to obligations of confidentiality. As part of such inspection, PictureTel shall have the right to have Licensee's books of accounts audited, at PictureTel's expense. However, if such audit reveals a payment deficiency in the amount owed to PictureTel under this Agreement of 5% or more for any calendar quarter or year, then Licensee shall pay all costs of such audit.

5. Limited Warranties.

5.1
PictureTel represents that it has the Licensed Patents issued or pending as set forth in Exhibit A and warrants that it has the right to grant the license to Licensee.

5.2
Nothing contained in this Agreement shall be construed as a warranty or representation that the manufacture, sale, lease, use or other disposition of Licensed Products will be free from infringement of patents, trademarks, copyrights or other rights of third parties or that the Licensee will be able to manufacture Licensed Products based upon the materials transferred hereunder from PictureTel. Licensee assumes the risk of defects or inaccuracies in the Licensed Patent and

  PictureTel SHALL HAVE NO LIABILITY WHICH MIGHT ARISE OUT OF THE LICENSEE'S USE OF THE LICENSED PATENTS.

5.7
EXCEPT AS EXPRESSLY STATED IN THIS SECTION 5, THERE ARE NO OTHER WARRANTIES, EXPRESS OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE REGARDING THE LICENSED PATENTS AND SOFTWARE INCLUDING BUT NOT LIMITED TO THE WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

6. Maintenance and Support.

6.1
Licensee shall be the initial contact point for end-user inquiries and shall be exclusively responsible for providing first-line support for all Licensed Products it distributes. Such first line support shall include identification and isolation of problems arising solely from Licensed Patents and Software.

7. Confidential Information.

7.1
Licensee shall (i) keep in confidence all financial statements, data, information, products, Software, designs, know-how, programs or intelligence, whether in machine readable or visually readable form, which is the property of and is confidential and proprietary to PictureTel or its licensors, and which is marked as such ("Confidential Information"); (ii) use Confidential Information only in connection with the use of Licensed Products; (iii) not transfer or disclose Confidential Information to anyone other than its employees and consultants who require disclosure in connection with that party's use of Licensed Products and who are subject to confidentiality obligations in substance at least as strict as these; (iv) not copy Confidential Information except as required for the use or maintenance of Licensed Products; for the purposes permitted hereunder and (v) except as permitted herein, not commercially exploit Confidential Information without the express written consent of PictureTel.

7.2
When Licensee ceases use of any Confidential Information, or if Licensee fails to meet its obligations under this Section 7, Licensee shall immediately return or destroy such Confidential Information and all portions or copies thereof as directed by PictureTel and, if requested by PictureTel, shall so certify in writing.

7.3
For purposes of this Section 7, Confidential Information does not include any information in the public domain or entering the public domain through no fault of Licensee, in the possession of Licensee at the time of initial receipt from PictureTel, independently developed by Licensee, or rightfully received from a third party without obligation of confidentiality.

8. Limitation of Liability.

IN NO EVENT SHALL PICTURETEL BE LIABLE TO LICENSEE FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUES AND LOSS OF PROFITS. HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), BREACH OF WARRANTY OR OTHERWISE ARISING IN ANY WAY OUT OF THIS AGREEMENT, EVEN IF PICTURETEL HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. PICTURETEL'S MAXIMUM LIABILITY IS LIMITED IN ANY EVENT TO ACTUAL DIRECT DAMAGES TO THE EXTENT CAUSED BY THE ACTS OR OMISSIONS OF PICTURETEL, SUBJECT TO A MAXIMUM LIABILITY OF THE GREATER OF THE FEES PAID BY LICENSEE HEREUNDER FOR THE LICENSED PATENTS AND/OR SOFTWARE OR $2,000,000.

9. Compliance With Laws.

Licensee understands and acknowledges that PictureTel is subject to regulation by agencies of the US Government which prohibit export or diversion of certain products and software to certain countries and certain organizations and individuals. Licensee warrants that it will comply with the Export Administration and other United States laws and regulations in effect from time to time with respect, but without limitation, to Licensed Patents, Software and Licensed Products.

10. Force Majeure.

In no event shall either party be deemed in default of any of its obligations hereunder nor liable for any delay or failure in its performance which results from contingencies beyond its reasonable control including, without limitation, fire, explosion, flood, strike, war, civil disturbances, acts of God or acts in compliance with any law or government regulation.

11.
Relationship of the parties and Indemnification.

11.1
The parties agree that each is an independent contractor with respect to this Agreement and each other. Licensee shall in no way represent itself nor permit any party acting on its behalf to represent itself as a partner, franchisee, joint venturer, agent, employee or representative of PictureTel. Licensee further acknowledges that neither Licensee nor any party acting on its behalf shall have any right, power or authority, express or implied, to obligate PictureTel in any way.

11.2
Licensee shall indemnify and hold PictureTel harmless from any claim, damage, expense or loss to persons or property, including reasonable attorney's fees, arising out of any acts of commission or omission by Licensee or any party acting on its behalf in relation to Licensed Patents or Software licensed by PictureTel hereunder, or the use or distribution of Licensed Products, including, but not limited to Licensee's failure to comply with its obligations under this Agreement.

12. Trademarks.

12.1
PictureTel hereby grants to Licensee the revocable, non-exclusive right to use, during the term of this Agreement, and solely in performance of its rights and obligations under this Agreement, the word "PictureTel", "Siren" and any other trademark trade name, service mark, logo, label or tags used by PictureTel generally or in connection with the Licensed Patents (collectively, the "Trademarks") only in accordance with PictureTel's graphic standard guidelines as set forth in Exhibit A. Licensee acknowledges that all rights to the Trademarks and the goodwill associated with them are the exclusive property of PictureTel.

12.2
PictureTel expressly prohibits any direct or indirect use or registration of the Trademarks except as authorized by PictureTel. Licensee will not use in its business name or on any Licensed Product or other products offered by Licensee the trademark PictureTel or any mark which, in PictureTel's sole opinion, is confusingly similar to PictureTel's Trademarks. All rights that arise from the use of the Trademarks in any jurisdiction by Licensee will inure to and become the exclusive property of PictureTel. Licensee will disclose in advance to PictureTel any proposed use of the Trademarks, comply with PictureTel's policies on trademark use, and will not engage in any use of the Trademarks to which PictureTel objects. PictureTel's ownership shall be indicated whenever used by Licensee, whether use is on a product or on a descriptive, instructional, advertising, or promotional material by the most relevant of the following acknowledgments: " 'Siren' is a trademark of PictureTel Corporation, " 'The Siren logo is a trademark of PictureTel Corporation' or Siren and the Siren logo are trademarks of PictureTel Corporation.' " Licensee will not remove any Trademark affixed by PictureTel to the Licensed Patents or Licensed Copyrights.

12.3
Upon expiration or termination of this Agreement, Licensee will immediately discontinue use of the Trademarks authorized herein except as set forth in Section 13.4.

12.4
For all Licensed Products, Licensee shall abide by the G.722.1 Standard that are published on the ITU website and by PictureTel's specifications for the Sirens Decoder attached hereto and as modified from time to time by PictureTel upon sixty (60) days prior written notice. Licensee shall with respect to all Licensed Products bearing the Licensed Trademarks conform to any reasonable trademark attribution quality standards requirements as specified by PictureTel within a period of ninety (90) days of such specification in writing.

12.5
Notwithstanding anything contained in Section 12.2 above, in the event that the parties agree that the Licensed Product shall include or contain the trademarks of both PictureTel and Licensee ("Branding Plans"), such Branding Plans shall be set forth on Exhibit C.

12.6
Licensee agrees to a press release announcement by PictureTel regarding the relationship between the parties and the Licensed Products. This announcement can be executed by PictureTel without further notification to Licensee.

13. Term, Termination and Default.

13.1
Unless earlier terminated under Section 13.2, this Agreement is effective upon PictureTel's signature and shall remain in effect until the expiration date of the last of the Licensed Patents.

13.2
This Agreement may be terminated immediately for cause by either party in the event the other party:

(i)
becomes insolvent or if a judgment or decree is entered against either party approving a petition for an arrangement, liquidation, dissolution or similar relief relating to bankruptcy or insolvency, and such judgment or decree remains unvacated for thirty (30) days; or immediately if: (a) the other party files a voluntary petition in bankruptcy or any petition or answer seeking any arrangement, liquidation or dissolution related to bankruptcy, insolvency or other relief of debtors; or (b) such other party will seek or consent to or acquiesce in the appointment of any trustee or receiver, or the liquidation of such party's property;

(ii)
subsequently ceases to function; or

(iii)
fails to perform any of its obligation hereunder so as to be in default and fails to cure such default within thirty (30) days after written notification thereof, as set forth below.

13.3
In the event of termination by either party in accordance with any of the provisions of this Agreement, neither party shall be liable to the other because of such termination for compensation, reimbursement, or damages on account of the loss of prospective profits or anticipated sales or on account of expenditures, inventory, investments, leases or commitments in connection with the business or goodwill of PictureTel or Licensee. No termination of this Agreement shall affect any obligations incurred prior to the effective date of termination, including payment of all fees or royalties then owed PictureTel.

13.4
In the event of termination of this Agreement for any reason:

         (i) Licensee shall have the right to continue to sell its then-current inventory of Licensed Products but in no event longer than six (6) months; and

        (ii) Licensee shall retain the right (subject to the restrictions and obligations set forth in this Agreement) to make internal use of Licensed Patents and Software solely for purposes of supporting and testing Licensed Products which were distributed prior to the termination of the six (6) month period set forth in subsection (l) above.

13.5
In the event that more than 30% of the voting stock of Licensee is transferred to any third party, or Licensee otherwise comes under the majority beneficial ownership of a third party, Licensee shall promptly notify PictureTel.

13.6
The provisions of Sections 5, 7, 8, 9 and 11.2 shall survive the termination or expiration of this Agreement.

14. General.

14.1
Licensee shall not assign or transfer, or attempt to assign or transfer, any part or all of this Agreement or any of Licensee's rights or obligations hereunder, without the prior written consent of PictureTel.

14.2
Either party may elect to continue performance hereunder notwithstanding any breach of this Agreement and such performance shall not constitute a waiver of any of such party's rights hereunder.

14.3
Any notice required or permitted to be given under this Agreement shall be effective when received by a party at the address set forth above or at such other address as such party may request by notice.

14.4
This Agreement is made in Andover, Massachusetts, and shall be governed by the laws of The Commonwealth of Massachusetts, except that the United Nations Convention of Contracts for International Sale of Goods, 1980, shall not apply to the interpretation of this Agreement with respect to international sales.

14.5
If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

THIS AGREEMENT, TOGETHER WITH ANY EXHIBITS EXPRESSLY MADE A PART HEREOF, EMBODIES THE ENTIRE AGREEMENT AND UNDERSTANDING BETWEEN THE PARTIES HERETO AND SUPERSEDES ALL PRIOR AGREEMENTS AND UNDERSTANDINGS, WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF.

PICTURETEL CORPORATION		PICTURETEL TECHNOLOGY CORP.
By:	/s/ DAVID C. SNOW	By:	/s/ W. ROBERT KELLEGREW, JR.
Name:	David C. Snow	Name:	W. Robert Kellegrew, Jr.
Title:	E.V.P., WW Sales	Title:	President
Effective Date: 2-19-01		Date:	2/19/01
LICENSEE: POLYCOM, INC.
By:	/s/ FREDERICK M. GONZALEZ
Name:	Frederick M. Gonzales
Title:	Vice President & General Counsel
Date:	1/10/2001

Exhibit A

Licensed Patents and Licensed Trademark Description,
License Fee Schedule

U.S. Patent #5,924,064 "Variable Length Coding Using a Plurality of Region Bit Allocation Patterns"

Issued:	7/13/99
Filed:	10/7/96
Appl. No.:	08/726/959

The International Application No. PCT/US97/17770 filed on 10/6/97

    It is currently being perfected in:

Canada	Appl. No. 2267764
Europe	Appl. No. 97911810.0 (designating France, Germany and Great Britain)
Japan	Appl. No. 10-517604

II. Licensed Trademarks

The licensed trademarks include the words "Siren", the Siren Logo, "PictureTel," "PictureTel Powered," and the PictureTel Powered OEM logos are represented below:

Insert Sire Logo here

III. License Fee/Royalty Schedule

The royalty fee for the Licensed Patents and Licensed Trademarks:

PictureTel Technology Corporation
ITU-T G.722.1 and Siren™ License Schedule
Effective November 1999-July 1,2000

	Unit Royalty Per Channel
Number of Channels (1):	G.722.1 Codec (7kHz at 24 & 32 kbits/s) Siren Decoder	Siren Encoder and Decoder (7kHz at 16 kbits/s)
<50,000	$5.00	$1.00
50,001 to 100,000	2.00	1.00
100,001 to 500,000	1.70	1.00
500,001 to 1,000,000	1.30	1.00
1.M+	1.00	1.00
Fees: (2):
License Initiation Fees	$50,000	$50,000
Minimum Annual Royalty	$20,000	$20,000
(1)
Volumes are annual.

(2)
No paid-up license available.

PictureTel Technology Corp.'s Bank and Account Number for Wire Transfers of Royalty Payments:

Bank:	The Chase Manhattan Bank
Address:	4 New York Plaza New York, NY 10004
Account Name:	PictureTel Technology Corporation
Account Number:	323-136486
ABA Number:	021-000-021

Exhibit B

Licensed Products(s) Description

The following Licensee product(s) represent the Licensed Products as defined along with the field of use. This list may be amended or expanded from time to time subject to mutual agreement by the parties. The Licensed Product(s) and field of use include:

(Describe) Polycom Videoconferencing Products

Manufacturing Locations(s):

(List) Polycom Manufacturing Facilities including Thailand

Exhibit C

Branding Plans

The following branding plan(s) may be amended or expanded from time to time subject to mutual agreement by the parties. The branding plan includes:

    (describe)

Licensee agrees that the following Licensed Trademarks as specified in Exhibit A Section II of the Agreement will be included on:

    (list)

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SIREN WIDEBAND AUDIO CODEC LICENSE AGREEMENT
Exhibit A Licensed Patents and Licensed Trademark Description, License Fee Schedule
Exhibit B Licensed Products(s) Description
Exhibit C Branding Plans